SE 18006362

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
~~8-49005~~ 8-53731

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2017 (MM/DD/YY) AND ENDING December 31, 2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Laidlaw & Company (UK) Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

546 5th Ave, 23rd Floor
(No. and Street)

New York (City) NY (State) 10036 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John Coolong 212-697-5200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lilling & Company LLP
(Name – *if individual, state last, first, middle name*)

2 Seaview Boulevard (Address) Port Washington (City) NY (State) 11050 (Zip Code)

SEC Mail Processing Section
MAR 05 2018
Washington DC
413

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, John Coolong, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Laidlaw & Company (UK) Ltd., as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

John Coolong
Signature

CFO
Title

Josephine Velazquez
Notary Public

JOSEPHINE VELAZQUEZ
Notary Public, State of New York
No. 01VE4985191
Qualified in Queens County
Certificate Filed in New York County
Commission Expires Aug. 12, 2021

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LAIDLAW & COMPANY (UK) LTD.

REPORT ON AUDIT OF FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES PURSUANT TO RULE 17a-5 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934

DECEMBER 31, 2017

Lilling & Company LLP

Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors
Laidlaw & Company (UK) Ltd.
New York, New York

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of Laidlaw & Company (UK) Ltd. as of December 31, 2017, the related statements of operations, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows, for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Laidlaw & Company (UK) Ltd.'s as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of Laidlaw & Company (UK) Ltd.'s management. Our responsibility is to express an opinion on Laidlaw & Company (UK) Ltd.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Laidlaw & Company (UK) Ltd. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information
The Schedule I, Computation of Net Capital Under Rule 15c-3-1of the Securities and Exchange Commission, has been subjected to audit procedures performed in conjunction with the audit of Laidlaw & Company (UK) Ltd.'s financial statements. The supplemental information is the responsibility of Laidlaw & Company (UK) Ltd.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I, Computation of Net Capital Under Rule 15c-3-1of the Securities and Exchange Commission, is fairly stated, in all material respects, in relation to the financial statements as a whole.

Lilling & Company

Lilling & Company LLP

We are uncertain as to the year we began serving consecutively as the auditor of Laidlaw & Company (UK) Ltd.'s financial statements; however, we are aware that we have been Laidlaw & Company (UK) Ltd.'s auditor consecutively since at least 2001.

Port Washington, New York
March 1, 2018

Two Seaview Boulevard, Port Washington, NY 11050 • (516) 829-1099 • Fax (516) 829-1065

LAIDLAW & COMPANY (UK) LTD.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS

Cash	$ 498,737
Due from broker	1,149,498
Securities owned, at fair value	428,136
Due from affiliates	2,227,786
Property and equipment, net	505,450
Other assets	625,269
	$ 5,434,876

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities

Accounts payable, accrued expenses and other liabilities	$ 1,348,235
Income taxes payable, including deferred taxes of $28,000	312,000
	$ 1,660,235

Stockholders' equity

Common stock, $1.45 par value; 687,241 ordinary shares authorized and outstanding	999,455
Paid-in capital	1,949,776
Retained earnings	825,410
	3,774,641
	$ 5,434,876

See notes to financial statements

LAIDLAW & COMPANY (UK) LTD.

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2017

REVENUES	
Commissions	$ 20,724,060
Investment banking	7,309,144
Other income	5,081,046
	33,114,250
EXPENSES	
Commissions Expenses	17,597,580
Salaries and payroll costs	5,985,823
Operating expenses	5,013,428
Occupancy costs	2,666,680
Clearing Fees and Registrations	1,019,335
	32,282,846
INCOME BEFORE INCOME TAXES	831,404
INCOME TAXES	313,894
NET INCOME	$ 517,510

See notes to financial statements

LAIDLAW & COMPANY (UK) LTD.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS
DECEMBER 31, 2017

Subordinated Borrowings at January 1, 2017	$ -
Increases:	
Issuance of Subordinated Loans	3,000,000
Decreases:	
Payment of Subordinated Loans	(3,000,000)
Subordinated Borrowings at December 31, 2017	$ -

See notes to financial statements

LAIDLAW & COMPANY (UK) LTD.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2017

Cash flows from operating activities	
Net income	$ 517,510
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	222,769
Deferred Taxes	28,000
Changes in assets and liabilities:	
Due from broker	(176,016)
Due from affiliates	(329,652)
Other assets	355,541
Securities owned	(217,485)
Income taxes payable	284,000
Accounts payable, accrued expenses and other liabilities	(130,960)
Total adjustments	36,197
Net cash provided by operating activities	553,707
Cash flows from investing activities	
Cash payments for the purchase of property and equipment	(365,777)
Net cash used in investing activities	(365,777)
NET CHANGE IN CASH	187,930
CASH - BEGINNING	310,807
CASH - END	$ 498,737

Supplemental disclosures of cash flow information:
Cash paid during the year for:

Interest expense	$ 107,404
Income taxes	$ 1,894

See notes to financial statements

LAIDLAW & COMPANY (UK) LTD.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2017

	COMMON STOCK	PAID-IN CAPITAL	RETAINED EARNINGS	TOTAL
Balance - beginning	$ 999,455	$ 1,949,776	$ 307,900	$ 3,257,131
Net Income	-	-	517,510	517,510
Balance - end	$ 999,455	$ 1,949,776	$ 825,410	$ 3,774,641

See notes to financial statements

1. ORGANIZATION AND NATURE OF BUSINESS

Laidlaw & Company (UK) Ltd. (the "Company") is a Broker-Dealer registered with the Securities and Exchange Commission and is a member of Financial Industry Regulatory Authority. The Company is incorporated in the United Kingdom as a Private Limited company. The Company has offices in London (United Kingdom), New York, Florida, Connecticut, Massachusetts, and California and its customers are located throughout the United States and the United Kingdom. The U.S. dollar is the functional currency of the company.

The Company does not carry securities accounts for customers or perform custodial services and, accordingly, claims exemption from Rule 15c3-3 of the Securities Exchange Act of 1934. During 2017 the Company's revenues were mostly derived from generating commissions from retail customers and generating investment banking fees and underwritings.

At December 31, 2017 there were no liabilities subordinated to claims of general creditors. As shown in the Statement of Change in Subordinated Liabilities there were subordinated loans during the year ended December 31, 2017. The subordinated loans were satisfied prior to December 31, 2017.

For the year ended December 31, 2017 there was no change in shares issued or outstanding.

2. SUMMARY OF SIGNIFICANT ACCCOUNTING POLICIES

Basis of Presentation

The company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP). The company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, investment banking and investment advisory services.

Revenue Recognition

Investment Banking

Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-acquisition and advisory services. Investment banking fees are

recorded on offering date, sales concessions on settlement date, underwriting fees at the time the underwriting is completed and the income is reasonably determinable, and advisory fees as per the underlying agreement.

Commissions

Commissions and related clearing expenses are recorded on a trade date basis.

Securities Transactions

Securities transactions are recorded on a trade date basis. Securities owned are recorded at fair value as discussed in note 3.

Income Taxes

Deferred income taxes are recorded for differences between tax and financial statement basis. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred Tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. At December 31, 2017, the Company did not have any unrecognized tax benefits or liabilities. The Company operates in the United Kingdom and the United States and in state and local jurisdictions, and the tax years from 2014 to 2017 remain subject to examination by tax authorities. There are presently no ongoing income tax examinations.

Property and Equipment

Property, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation of assets is provided using the straight-line method for financial statement reporting purposes over the estimated useful lives of the assets, which range from three to five years. Leasehold improvements are amortized using the straight-line method over the shorter of the remaining lease term or the estimated useful life of the asset.

Foreign Currency Translations

Assets and Liabilities denominated in foreign currencies (British Pounds Sterling) are translated at year end rates of exchange and Income Statement items denominated in foreign currencies (British Pounds Sterling) are translated at month-end rates of exchange. Gains or Losses resulting from foreign currency transactions are included in Net Profit.

Concentration of Credit Risk

The responsibility for processing customer activity rests with the Company's clearing firm, INTL FCStone Financial, Inc. ("INTL FCStone"). INTL FCStone acquired Sterne, Agee & Leach Inc. effective July 1, 2017. The Company's clearing and execution agreement provides that INTL FCStone's credit losses relating to unsecured margin accounts receivable of the Company's customers are charged back to the Company.

In accordance with industry practice, INTL FCStone records customer transactions on a settlement date basis, which is generally two business days after the trade date. INTL FCStone is therefore exposed to risk of loss on these transactions in the event of the customer's inability to meet the terms of its contracts, in which case INTL FCStone may have to purchase or sell the underlying financial instruments at prevailing market prices in order to satisfy its customer-related obligations. Any loss incurred by INTL FCStone is charged back to the Company.

The Company, in conjunction with INTL FCStone, controls off-balance-sheet risk by monitoring the market value and marking securities to market on a daily basis and by requiring adjustments of collateral levels. INTL FCStone establishes margin requirements and overall credit limits for such activities and monitors compliance with the applicable limits and industry regulations on a daily basis.

Financial instruments that potentially subject the Company to credit risk consist primarily of cash and amounts due from broker dealers. The Company maintains cash and money market balances with commercial banks and other major institutions. At times, such amounts may exceed Federal Deposit Insurance Corporation limits.

Estimates

Management of the Company uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States. Those estimates and assumptions affect the reported

amounts of assets and liabilities, the disclosure of contingent assets and liabilities, at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could vary from those estimates.

Recently Issued Accounting Pronouncements

Revenue Recognition

In May 2014, the Financial Accounting Standards Board ("FASB) issued Accounting Standards Update (ASU) 2014-09, Revenue from Contracts with Customers: Topic 606 (ASU 2014-09) to supersede an early all existing revenue recognition guidance under U.S. GAAP. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers: Deferral of Effective Date (ASU 2015-014), which deferred the effective date for implementation of ASU 2014-09 by one year and is now effective for annual reporting periods beginning after December 15, 2017, with early adoption permitted but not earlier than the original effective date. The Company has not yet selected a transition method and is currently evaluating the effect that the updated standard will have on the statement of financial condition and related disclosures.

In February 2016, the FASB issued ASU 2016-02, Leases, which replaces existing guidance in ASC 840, Leases. The new standard establishes a right-of-use model that requires a lessee to record a right-of-use asset and a lease liability on the balance sheet for all leases with terms longer than 12 months.
Leases will be classified as either finance or operating, with the classification affecting the pattern of expense recognition in the statement of income. The guidance will be effective for annual reporting periods beginning after December 15, 2018, and early adoption is permitted. The Company is currently evaluating the impact of ASU 2016-02 will have on its statement of financial condition and related disclosures.

3. FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 – Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 – Inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 – Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3. At December 31, 2017, the company did not hold any Level 3 securities.

The inputs to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis follows. For the year ended December 31, 2017 there were no changes in valuation methodology.

Common Stock & Equity Traded Funds: Securities traded on a registered U.S securities exchange are valued based on the last sale price of the security reported on the principle exchange on which it is traded, prior to the time when the Company's assets are valued. In the absence of a sale, the security is valued at the last sale price on the prior trading day, if it is within the spread of the current day's closing "bid" and the "asked" prices, and if not, at the current day's closing bid price. To the extent these securities are actively traded, and valuation adjustments are not applied, they are categorized in Level 1 of the fair value hierarchy. Securities that are traded in inactive markets are categorized in Level 2 of the fair value hierarchy.

Mutual Funds: Valued at the daily closing price as reported by the fund. The mutual funds held by the plan are deemed to be actively traded.

There were no transfers between Level 1 and Level 2 during the year ended December 31, 2017. The company did not hold any level 3 securities for the year ended December 31, 2017.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2017:

	Level 1	**Level 2**	**Level 3**	**Total**
Common Stock				
Medical Device	$320,005			$320,005
Telecommunications		$9		$9
Exploration & Development	$52,160			$52,160
Mutual Fund				
Fixed Income	$28,808			$28,808
Money Market	$943			$943
Exchange Traded Fund				
Large Cap	$13,661			$13,661
Mid Cap	$4,642			$4,642
International	$4,635			$4,635
Small Cap	$3,273			$3,273
Totals	$428,127	$9	-	$428,136

4. RELATED PARTIES

The Company is involved in significant financing and other transactions, and has significant related party balances with affiliates.

The following table sets forth the Company's related party assets and liabilities as of December 31, 2017.

ASSETS:

Laidlaw Holdings, Ltd.:	
Loan Receivable – Laidlaw Holdings Ltd.	$ 1,799,474

From time to time the Company pays bills and other items on behalf of Laidlaw Holdings Ltd. For the year ended December 31, 2017 the company paid approximately $316,000 on behalf of Laidlaw Holdings Ltd. and that amount is included in Due from affiliates on the Statement of Financial Condition.

Laidlaw International Inc.:	
Loan Receivable - Laidlaw International Inc.	$ 210,841

The Company shares resources proportionately with Laidlaw International Inc. For the year ended December 31, 2017 the company allocated approximately $463,000 in revenue and $300,000 in expenses to Laidlaw International Inc. Laidlaw International allocated approximately $211,000 in expenses to the Company and those amounts are included in Due from affiliates on the Statement of Financial Condition and allocated throughout the expenses in the Statement of Operations.

Laidlaw Asset Management, LLC.:	
Loan Receivable - Laidlaw Asset Management, LLC	$ 217,471

From time to time the Company pays bills and other items on behalf of Laidlaw Asset Management. LLC. For the year ended December 31, 2017 the company paid approximately $286,000 on behalf of Laidlaw Asset Management, LLC. and that amount is included in Due from affiliates on the Statement of Financial Condition.

The Company has invested approximately $56,000 in accounts held at Charles Schwab that are managed by Laidlaw Asset Management, LLC. These accounts are included in Investments at fair market value in the Statement of Financial Position.

Total Due From Affiliates:	$ 2,227,786
Advances to Employees and Officers:	$ 181,500

Advances to employees are included in other assets on the Statement of Financial Condition.

5. DUE FROM BROKER

Due from Broker at December 31, 2017, consist of the following:

Receivable from Clearing Organizations	$ 1,099,498
Deposit with Clearing Organizations	50,000
	$ 1,149,498

6. PROPERTY AND EQUIPMENT, NET

Property and equipment consists of the following at December 31, 2017:

Leasehold improvement	$ 1,147,515
Computer equipment	782,346
Furniture and fixtures	830,972
	2,760,833
Less: accumulated depreciation and amortization	(2,255,383)
	$ 505,450

Depreciation and amortization expense was approximately $222,800 for the year ended December 31, 2017.

7. INCOME TAXES

The current and deferred portions of income tax expense included in the statement of operations as determined in accordance with FASB ASC 740 are as follow:

	Current	**Deferred**	**Total**
Federal	$192,894	$21,000	$213,894
State and Local	$93,000	$7,000	$100,000
	$285,894	$28,000	$313,894

No interest or penalties were recognized for the year ended December 31, 2017.

The following represents the approximate tax effect of each significant type of temporary difference giving rise to the deferred income tax liability.

Deferred Tax Asset	
Charitable Contributions	$104,000
Deferred Tax Liability	
Property & Equipment	$132,000
Deferred Tax Liability, net	$28,000

8. RETIREMENT PLAN

The Company sponsors a salary reduction (Section 401(k)) retirement plan for its eligible employees in the United States. Employees may contribute a percentage of their pre-tax salary up to amounts specified in the plan agreement with optional matching contributions from the Company. There were no Company contributions to the plan during the year ended December 31, 2017.

9. COMMITMENTS AND CONTINGENCIES

Leases

The Company leases office space and certain equipment under various non-cancellable operating leases. The leases expire through March 31, 2028 and the leases call for monthly payments and specified escalations on the office leases. Rent expense for the year ended December 31, 2017 was $2,666,680.

Minimum future rental payments under non-cancelable operating leases having remaining terms in excess of one year as of December 31, 2017 are as follows:

Year ending December 31	
2018	$ 2,551,000
2019	1,746,000
2020	1,698,000
2021	1,558,000
2022 and thereafter	11,097,000
	$18,650,000

Sublease

On August 9, 2016 the Company entered into a sublease agreement with Aldwych LLC. For the year ended December 31, 2017, the company earned $224,775 in sublease income that is reported as an offset to expenses in Occupancy Costs in the Statement of Operations.

Litigation

The Company has been named as a defendant in a number of actions relating to its activities as a broker-dealer including civil actions and arbitrations. From time to time, the Company is also involved in proceedings and investigations by self-regulatory organizations. Although the ultimate outcome of these matters involving the Company cannot be predicted with certainty, management believes it has meritorious defenses to all such actions and intends to defend each of these actions vigorously. Although there can be no assurances that such matters will not have a material adverse effect on the results of operations or financial condition of the Company in any future period, depending in part on the results for such period, in the opinion of management of the Company the ultimate resolution of such actions against the Company will have no material adverse effect on the Company's financial condition.

The Company is defendant in a lawsuit brought by an individual seeking to hold the Company liable for his judgment against another brokerage firm, which is now out of business. The plaintiff is seeking damages of $2,000,000. Management is of the opinion that the claim is without merit and that settlement of the complaint will not have a material adverse effect on the Company's financial position. There is no estimate on time for settlement of the claim and it at least reasonably possible that the settlement could result in material losses.

Regulatory

On June 6, 2016 the Company received an Examination disposition letter with regards to the 2015 Finra Examination. The examination exceptions were referred to Finra's Department of Enforcement who is still reviewing this matter and it is pending.

Guarantees

ASC Topic 460, "Guarantees" requires the disclosure of representations and warranties which the Company enters into which may provide general indemnifications to others. The company in its normal course of business may enter into other legal contracts that contain a variety of these representations and warranties that provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on its experience, the Company expects the risk of loss to be remote.

10. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

The Company is exempt for the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to Paragraph (k)(2)(ii). As an introducing broker, the Company clears customer transactions on a fully disclosed basis with INTL FCStone carries all of the accounts of such customers and maintains and preserves such books and records.

11. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2017, the Company had net capital of $327,011 which was $216,329 in excess of its required net capital of $110,682. The Company had a percentage of aggregate indebtedness to net capital of 508% as of December 31, 2017.

12. SUBSEQUENT EVENTS

The Company has performed an evaluation of events that have occurred subsequently to December 31, 2017 and through March 1, 2018, the date of the filing of this report. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2017.

SUPPLEMENTAL INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2017

LAIDLAW & COMPANY (UK) LTD. Schedule I

COMPUTATION OF NET CAPITAL UNDER RULE 15c-3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2017

NET CAPITAL	
Stockholders' equity	$ 3,774,641
Deductions and/or charges:	
Non-allowable assets	3,359,639
Net capital before undue concentration and haircuts on securities positions	415,002
Haircuts on securities	87,991
NET CAPITAL	$ 327,011
AGGREGATE INDEBTEDNESS	$ 1,660,235
MINIMUM NET CAPITAL REQUIRED (6 2/3 % OF AGGREGATE INDEBTEDNESS)	$ 110,682
MINIMUM DOLLAR NET CAPITAL REQUIREMENT	$ 100,000
EXCESS OF NET CAPITAL OVER MINIMUM REQUIREMENTS	$ 216,329
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	508%

STATEMENT PURSUANT TO PARAGRAPH (d)(4) of Rule 17A-5.

There are no material differences with respect to the computation of net capital calculated above and the companies computation included in Part IIA of the amended form X-17A-5 as of December 31, 2017 filed on March 1, 2018.

See independent auditor's report

Lilling & Company LLP

Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors
Laidlaw & Company (UK) Ltd.
New York, New York

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Laidlaw & Company (UK) Ltd. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Laidlaw & Company (UK) Ltd. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii), (exemption provisions) and (2) Laidlaw & Company (UK) Ltd. stated that Laidlaw & Company (UK) Ltd. met the identified exemption provisions throughout the most recent fiscal year without exception. Laidlaw & Company (UK) Ltd.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Laidlaw & Company (UK) Ltd.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii), of Rule 15c3-3 under the Securities Exchange Act of 1934.

Lilling + Company

CERTIFIED PUBLIC ACCOUNTANTS
Port Washington, New York
March 1, 2018

Two Seaview Boulevard, Port Washington, NY 11050 • (516) 829-1099 • Fax (516) 829-1065

LAIDLAW
& COMPANY

Laidlaw & Company (UK) Ltd.

Investment Banking
Wealth Management
Advisory Services

Member FINRA, SIPC

Exemption Report

To the best of our knowledge and belief,

(1) Laidlaw & Company (UK) LTD is exempt under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3;

(2) Laidlaw & Company (UK) LTD met the identified exemption provisions in paragraph (k)(2)(ii) of Rule 15c3-3 without exception throughout the most recent fiscal year.

John Coolong

John Coolong
Chief Financial Officer

Lilling & Company LLP

Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED UPON PROCEDURES

To the shareholders and the Board of Directors
Laidlaw & Company (UK) Ltd.
New York, New York

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Laidlaw & Company (UK) Ltd. and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Laidlaw & Company (UK) Ltd. for the year ended December 31, 2017, solely to assist you and SIPC in evaluating Laidlaw & Company (UK) Ltd.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Laidlaw & Company (UK) Ltd.'s management is responsible for Laidlaw & Company (UK) Ltd.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2017, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2017 noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Lilling + Company

CERTIFIED PUBLIC ACCOUNTANTS
Port Washington, New York
March 1, 2018

Two Seaview Boulevard, Port Washington, NY 11050 • (516) 829-1099 • Fax (516) 829-1065

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 12-31-17

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

LAIDLAW AND COMPANY (UK) LTD
546 5TH AVE- 5TH FLOOR
NEW YORK, NY 10036

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

MICHAEL MARINO 212-953-4961

2. A. General Assessment (item 2e from page 2) $48,836

B. Less payment made with SIPC-6 filed (**exclude interest**) (28,431)

8-7-17

Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 20,405

E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $20,405

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☑ **Funds Wired** ☐
Total (must be same as F above) $20,405

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

LAIDLAW AND COMPANY (UK) LTD
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 22 day of JANUARY, 20 18.

CONTROLLER/FINOP
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1-1-17
and ending 12-31-17

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$33,139,219
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	216,414
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	11,441
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $17,157	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $354,233	
Enter the greater of line (i) or (ii)	354,233
Total deductions	582,087
2d. SIPC Net Operating Revenues	$32,557,131
2e. General Assessment @ .0025 This rate used before 1/1/2017	$48,836 (to page 1, line 2.A.)